Exhibit 2.6
AMENDMENT NO. 1 TO AGREEMENT
     This Amendment No. 1 to Agreement (this “Amendment”) is made and entered into on this fifth day of February, 2009, by and between Arch Coal, Inc., a Delaware corporation (“Arch”), and Magnum Coal Company, a Delaware corporation (“Magnum”).
Recitals
     A. Magnum and Arch entered into that certain Agreement as of March 27, 2008 (the “Agreement”).
     B. The Agreement modified certain provisions of that certain Purchase and Sale Agreement (the “Purchase Agreement”) on December 31, 2005, which Purchase Agreement was subsequently amended by Amendment No. 1, dated as of February 7, 2006, Amendment No. 2, dated as of April 27, 2006, and Amendment No. 3, dated as of August 29, 2007.
     C. Under the terms of the Agreement, Magnum or Patriot Coal Corporation (“Patriot”) must arrange for one or more letters of credit to be posted in favor of Arch.
     D. The parties hereto desire to extend the time for performance by Magnum and Patriot under Section 2(c) of the Agreement.
Agreements
     NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
     1. Definitions. Terms capitalized but not defined herein have the meaning set forth in the Purchase Agreement.
     2. Bond Replacement. The parties wish to replace and supersede Section 2(c) (i) — (iv) with the following:
     i. 25% of the portion of the Bonds reflected as liabilities on the Books and Records of Magnum as of the end of the most recent quarter shall be posted on or prior to August 15, 2009 (the “First Bond Replacement Date”);
     ii. an additional 25% of the portion of the Bonds reflected as liabilities on the Books and Records of Magnum as of the end of the most recent quarter shall be posted within six months after the First Bond Replacement Date;
     iii. an additional 25% of the portion of the Bonds reflected as liabilities on the Books and Records of Magnum as of the end of the most recent quarter shall be posted within 12 months after the First Bond Replacement Date; and

     iii. the remaining portion of the Bonds reflected as liabilities on the Books and Records of Magnum as of the end of the most recent quarter for which Magnum has not previously posted a letter of credit shall be posted within 18 months after the First Bond Replacement Date.
     3. Miscellaneous.
     a. The representations and warranties of the parties contained in Section 7 of the Agreement shall be applicable to this Amendment and are hereby incorporated by reference, provided that (a) any reference to “this Agreement” in such provisions of the Agreement shall be deemed for purposes of this Amendment to be a reference to “this Amendment” and (b) any other necessary changes relating to syntax, section or article references and other similar matters shall be deemed made.
     b. Except as set forth herein, the terms and provisions of the Agreement shall be unchanged by this Amendment and shall remain in full force and effect.
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     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

Arch Coal, Inc.
By:	/s/ John T. Drexler
Its: Senior Vice President and Chief Financial Officer

Magnum Coal Company
By:	Robert L. Mead
Its: Vice President

Patriot Coal Corporation, as Guarantor

By:	/s/ Robert L. Mead Its: Vice President and Treasurer